Notification of Late Filing Form 11-K, World Airways, Inc. Employee 401(k) Savings Plan for the Period Ended December 31, 1998.

PART I - Registration Information

World Airways, Inc. Employee 401(k)Savings Plan
13873 Park Center Road, Suite 490
Herndon, VA 20171

PART II - Rules 12b-25(b) and (c)

{box was checked}

PART III - Narrative

Due to the unavailability of some of the information needed to complete the financial statements, turnover in the personnel of the Registrant and resulting scheduling problems with the independent auditors, the Registrant requires additional time to complete the Annual Report on Form 11-K. The Registrant will file its Form 11-K on or before July 15, 1999, the 15th calendar day following June 30, 1999.

PART IV - Other Information

 (1)  John Funkhouser 703-834-9323

 (2)  [YES]

 (3)  [NO]

    World Airways Inc. Employee 401(k) Savings Plan has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date:  June 30, 1998
    By:    /s/ Gilberto M. Duarte, Jr., CFO